UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

ArcelorMittal
(Exact name of registrant as specified in its charter)

Grand Duchy of Luxembourg                001-35788                Not applicable
(Jurisdiction of incorporation or organization)        (Commission File Number)            (I.R.S. Employer Identification No.)

 24-26, Boulevard d’Avranches,
L-1160 Luxembourg
Grand Duchy of Luxembourg

(Address of principal executive offices) (Zip Code)

 Henk Scheffer,
Company Secretary,
24-26, Boulevard d’Avranches,
L-1160 Luxembourg,
Grand Duchy of Luxembourg.
Fax: +352 2664 9649

((Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2—Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report
Disclosure of payments by resource extraction issuers.

The payment disclosure required by Item 2.01 of Form SD is included as Exhibit 2.01 hereto (the “Report”). The Report on payments to governments with respect to its extractive activities is in accordance with the European Union directives 2013/34/EU and 2013/50/EU (“EU Directives”) as transposed into the Luxembourg laws of December 18, 2015 and May 10, 2016 (the “Transparency Law”). These EU Directives have been derived from the Extractive Industries Transparency Initiative (“EITI”), a global standard to promote the open and accountable management of natural resources of which ArcelorMittal is a corporate supporter in order to strengthen governance, foster socio-economic development and help the overall business climate to become more open, fair and competitive. The EU Directives are recognized by the United States Securities and Exchange Commission as an alternative reporting regime that satisfies the transparency objections of Section 13(q) under the Securities Exchange Act of 1934 for purposes of alternative reporting under Rule 13q-1(c) and paragraph (c) of Item 2.01 of Form SD. The Report has been delivered to the Luxembourg Trade and Companies Register (Registre de commerce et des sociétés – RCS) required by the EU Directives and is available on the Luxembourg Business Registers website. It is also available on the ArcelorMittal website at: https://corporate.arcelormittal.com/corporate-library/reporting-hub?type=Payments%20to%20government#.

Section 3—Exhibits

Item 3.01 Exhibits

The following exhibit is submitted as part of this report.

Exhibit 2.01 – ArcelorMittal Report on Payments to Governments in respect of Extractive Activities for the year ended December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the authorized undersigned.

ARCELORMITTAL

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

Date: September 26, 2024